SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)

                         Knightsbridge Fine Wines, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   878270 10 7
                                 (CUSIP Number)



                                  JOEL SHAPIRO
                             CHIEF EXECUTIVE OFFICER
                             ONE KIRKLAND RANCH ROAD
                                NAPA, CALIFORNIA
                                 (707) 254-9100
                                     ------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 6, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                           CUSIP Number 878270 10 7
================================================================================
(1)  Name of Reporting  Persons:  Barry Alexander
     S.S. or I.R.S. Identification  Nos. of above persons:
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

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(5)  Check if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization: [United States]

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Number of Shares           (7)  Sole Voting Power: 4.96%
Beneficially Owned
By Each Reporting          (8)  Shared Voting Power: 0
Person With
                           (9) Sole Dispositive Power: 4.96%

                           (10) Shared Dispositive Power: 0
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(11)   Aggregate Amount Beneficially Owned by
       Each Reporting Person: 1,812,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
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(13) Percent of Class Represented by Amount in Row (11): 4.96%

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(14) Type of Reporting Person (See Instructions): IN

ITEM 1.  SECURITY AND ISSUER.

This statement  relates to the common stock, no par value per share (the "Common
Stock"),   of  Knightsbridge   Fine  Wines,  Inc.,  a  Nevada  corporation  (the
"Company").

The Company's principal offices are located at business at One Kirkland Ranch Road, Napa, California 94558.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)       This statement is filed by Barry Alexander, a natural person.
(b) Barry Alexander's business address is 33948 N. 81st Street, Scottsdale, AZ 85262
(c)       Barry Alexander's principal occupation is as Business Advisor.
(d) During the past five years, Barry Alexander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Barry Alexander has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
(f)       Barry Alexander is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


ITEM 4. PURPOSE OF TRANSACTION


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Barry Alexander controls 1,812,000 of the 36,499,570 of the outstanding shares of the Company.
(b) The shares held by Barry Alexander shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.
(c) No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d) No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)  n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             July 6, 2004
      --------------------------------------

Signature: /s/ Barry Alexander
           ---------------------------------

Name/Title: Barry Alexander